Exhibit 99.1

Akari Announces First Quarter 2018 Financial Results and Update on its

Growing Pipeline of Phase II and Phase III Clinical Trials

‒	Opened three clinical trials in 2018

‒	Trials in which complement dysregulation is the primary disease driver

o	CAPSTONE, the Phase III trial in naïve paroxysmal nocturnal hemoglobinuria (PNH), in which patient treatment has commenced

o	Phase II U.S. trial for PNH patients resistant to treatment with Soliris where a patient is now being treated

o	Phase II trial in atypical haemolytic syndrome (aHUS) which opened Q4 2017

‒	Trials focused on a separate group of diseases mediated by both the complement and leukotriene pathways

o	Phase II trial in bullous pemphigoid (BP), recently opened with data expected Q1 2019

o	Phase I/II trial in atopic keratoconjunctivitis (AKC) expected to commence Q3 2018, with data anticipated Q1 2019

NEW YORK and LONDON, August 17, 2018 - Akari Therapeutics, Plc (NASDAQ:AKTX), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases, today announced its financial results for the first quarter ended March 31, 2018 and highlights its pipeline of Phase II and Phase III clinical trials.

“We are excited by the range of clinical opportunities that we are currently exploring. We look forward to providing initial clinical data from these trials starting in the fourth quarter of 2018,” commented Clive Richardson, acting Chief Executive Officer of Akari Therapeutics. “Akari does not intend to develop all of these programs through to commercialization on its own but rather, intends to partner one or more of its programs. To that end, a robust business development program has been in progress since early 2018 led by Mike Grissinger, an Akari non-executive director and pharmaceutical industry veteran who spent 22 years at Johnson & Johnson in business development leadership roles.”

Clinical Development Programs Highlights

Akari’s clinical program is divided into two separate workstreams targeting two different sets of clinical conditions. One group of diseases is where the combined inhibition of the complement and leukotriene pathways provides a potential new treatment solution for a wide range of currently poorly treated orphan inflammatory conditions. The second group of diseases are those where complement dysregulation is the primary driver.

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Dual C5 and Leukotriene B4 Program

The increasing recognition that LTB4 may combine with complement dysregulation in the etiology of many autoimmune and autoinflammatory conditions has focused Akari’s clinical development on a number of poorly treated conditions where Coversin’s dual C5 and LTB4 binding provides a potential novel therapeutic solution. These programs include bullous pemphigoid (BP), an inflammatory skin disease in which current treatment is limited to steroids, and immunosuppressants and atopic keratoconjunctivitis (AKC), an eye surface inflammatory disease which can lead to permanent vision loss and for which there are few effective treatment options. Both are rare conditions for which Akari is seeking orphan designation.

Complement Program

Patient treatment in CAPSTONE, the Phase III trial in naïve PNH patients, has commenced. We anticipate introducing a new pen injector in 2019 to facilitate patient use which will accommodate a week’s supply of medication. Within the program to treat patients with a polymorphism that makes them resistant to treatment with Soliris, Akari recently began treating a second PNH patient under an investigational new drug application (IND) in the U.S. This patient has responded well (LDH <1.5xULN at day 28). In all, three Soliris resistant patients have now been treated with Coversin; two with PNH and a third with a thrombotic microangiopathy (TMA). All PNH patients remaining on treatment have the option of entering into the Akari long term safety program. Nine PNH patients have been treated in aggregate for over 11 patient years with no drug related SAEs to date.

Akari has also opened a clinical program targeting thrombotic microangiopathies (TMA) including atypical haemolytic syndrome (aHUS). We expect to provide an update on Akari’s TMA program in Q4 2018.

First Quarter 2018 Financial Results

▪	As of March 31, 2018, the Company had cash of $23.8 million, as compared to cash of $28.1 million as of December 31, 2017.

▪	Operating expenses, which include research and development (R&D) expenses and general and administrative (G&A) expenses, were $4.3 million in the first quarter of 2018, as compared to $8.3 million in the same quarter the prior year.

o	R&D expenses in the first quarter of 2018 were $1.0 million, as compared to $6.0 million in the same quarter the prior year. The decrease was due primarily to an R&D tax credit of approximately $3.8 million received in the first quarter of 2018 and lower manufacturing costs of $1.4 million associated with Coversin clinical trial material, offset by an increase in clinical trial expenses.

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o	G&A expenses in the first quarter of 2018 were $3.3 million, as compared to $2.3 million in the same quarter last year. This increase was due primarily to higher legal, accounting and other professional service fees.

▪	Total other income for the first quarter of 2018 was $3.0 million, as compared to total other expense of $4.3 million in the first quarter of 2017. This change was primarily attributed to $2.9 million of other income in the first quarter of 2018 compared to $4.3 million of other expense in the same period in 2017 related in both instances to the change in fair value of the stock option and warrant liabilities.

▪	Net loss for the first quarter of 2018 was $1.3 million, compared to a net loss of $12.6 million for the same period in 2017. This year over year decrease in net loss was due primarily to lower R&D expenses in the first quarter of 2018 when compared to the same period in 2017.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement system or leukotrienes or both complement and leukotrienes together play a primary role in disease progression. Akari's lead drug candidate Coversin™ is a C5 complement inhibitor currently being evaluated in paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to its C5 inhibitory activity, Coversin independently and specifically inhibits leukotriene B4 (LTB4) activity. Akari is currently evaluating Coversin in two conditions, the skin and eye diseases bullous pemphigoid and atopic keratoconjunctivitis, where the dual action of Coversin on both C5 and LTB4 may be beneficial. Akari is also developing other tick derived proteins, including long acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associate with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the putative shareholder class action and SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on July 18, 2018. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

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AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2018 and December 31, 2017
(in U.S. Dollars, except share data)

	March 31, 2018	December 31, 2017
Assets	(Unaudited)

Current Assets:
Cash	$23,781,441	$28,106,671
Prepaid expenses and other current assets	$1,484,864	$706,415
Total Current Assets	$25,266,305	28,813,086

Restricted cash	$142,253	$142,235
Property and equipment, net	$47,345	$55,898
Patent acquisition costs, net	$39,638	$39,124
Total Assets	$25,495,541	$29,050,343

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$2,384,424	$1,971,161
Accrued expenses	$4,556,835	$4,795,873
Liability related to options	$2,135,804	$5,081,335
Total Current Liabilities	$9,077,063	11,848,369

Other long-term liability	$94,325	$48,003
Total liabilities	$9,171,388	$11,896,372

Commitments and Contingencies

Shareholders' Equity:
Share capital GBP of .01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding:
1,525,693,393 at March 31, 2018 and December 31, 2017, respectively	22,927,534	$22,927,534
Additional paid-in capital	105,275,508	$104,799,550
Accumulated other comprehensive loss	(203,447)	$(236,246)
Accumulated deficit	(111,675,442)	$(110,336,867)
Total Shareholders' Equity	16,324,153	17,153,971
Total Liabilities and Shareholders' Equity	25,495,541	$29,050,343

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AKARI THERAPEUTICS, Plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS-UNAUDITED
For the Three Months Ended March 31, 2018 and 2017
(in U.S. Dollars)

	Three Months Ended
	Mar 31, 2018	Mar 31, 2017
Operating Expenses:
Research and development costs	$1,008,388	$6,002,700
General and administrative expenses	3,296,973	$2,280,489
Total Operating Expenses	4,305,361	8,283,189
Loss from Operations	(4,305,361)	(8,283,189)

Other Income (Expense):
Interest income	64,638	$38,888
Changes in fair value of option and warrant liabilities - gain (loss)	2,945,531	$(4,331,741)
Foreign currency exchange loss	(40,975)	$(6,759)
Other expenses	(2,408)	$(1,711)
Total Other Income (Expense)	2,966,785	(4,301,323)

Net Loss	(1,338,575)	(12,584,512)

Other Comprehensive Income (Loss):
Foreign Currency Translation Adjustment	32,799	$(45,153)

Comprehensive Loss	$(1,305,776)	$(12,629,665)

Loss per common share (basic and diluted)	$(0.00)	$(0.01)

Weighted average common shares (basic and diluted)	1,525,693,393	1,177,693,383

For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com

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